OCEANFIRST FINANCIAL CORP.

110 West Front Street

Red Bank, New Jersey 07701

(732) 240-4500

February 23, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549-3628

Attention: Madeleine Joy Mateo

Re:	OceanFirst Financial Corp. (the “Company”)

Amendment No. 1 to Registration Statement on Form S-4/A (File No. 333-293282)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-293282) be accelerated by the Securities and Exchange Commission to 4:00 p.m., New York time, on February 25, 2026, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Sven Mickisch of Simpson Thacher & Bartlett LLP at (212) 455-2944 and that such effectiveness also be confirmed in writing.

[Signature Page Follows]

Very truly yours,

OCEANFIRST FINANCIAL CORP.

By:	/s/ Christopher Maher
Name:	Christopher Maher
Title:	President and Chief Executive Officer

CC:	Steven Tsimbinos, OceanFirst Financial Corp.

Sven Mickisch, Simpson Thacher & Bartlett LLP

Matthew Nemeroff, Simpson Thacher & Bartlett LLP

Makala Kaupalolo, Simpson Thacher & Bartlett LLP

[Signature Page to Acceleration Request]